UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

RR Media Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

M8183P102
(CUSIP Number)

Roni Oren
Rapac Communication & Infrastructure Ltd.
Intergamma Building
P.O. Box 3805
Kfar Neter 40593, Israel
Tel:  972-3-697-9700
Fax: 972-3-697-9701

with a copy to:
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Shachar Hadar, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

February 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M8183P102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER 10,878,547 (1)
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER 5,098,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,878,547 (1)
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.51% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,779,755 Ordinary Shares beneficially owned by Viola A.V. RRsat’s (based on Viola A.V. RRsat’s Schedule 13-D/A No.4 as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2016). See Item 4 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared and Item 5 for a description of the shares comprising this total share amount.

(2)
Based on a total of 17,401,131 Ordinary Shares of RR Media Ltd. outstanding as of March 10, 2016 (based on RR Media Ltd.’s annual report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 21, 2016).

CUSIP No.: M8183P102	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER 11,720,122 (1)
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,779,755 Ordinary Shares beneficially owned by Viola A.V. RRsat’s (based on Viola A.V. RRsat’s Schedule 13-D/A No.4 as filed with the SEC on April 11, 2016). See Item 4 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared and Item 5 for a description of the shares comprising this total share amount.

(2)
Based on a total of 17,401,131 Ordinary Shares of RR Media Ltd. outstanding as of March 10, 2016 (based on RR Media Ltd.’s annual report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 21, 2016).

CUSIP No.: M8183P102	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER 11,720,122 (1)
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,779,755 Ordinary Shares beneficially owned by Viola A.V. RRsat’s (based on Viola A.V. RRsat’s Schedule 13-D/A No.4 as filed with the SEC on April 11, 2016). See Item 4 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared and Item 5 for a description of the shares comprising this total share amount.

(2)
Based on a total of 17,401,131 Ordinary Shares of RR Media Ltd. outstanding as of March 10, 2016 (based on RR Media Ltd.’s annual report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 21, 2016).

CUSIP No.: M8183P102	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER 11,720,122 (1)
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,779,755 Ordinary Shares beneficially owned by Viola A.V. RRsat’s (based on Viola A.V. RRsat’s Schedule 13-D/A No.4 as filed with the SEC on April 11, 2016). See Item 4 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared and Item 5 for a description of the shares comprising this total share amount.

(2)
Based on a total of 17,401,131 Ordinary Shares of RR Media Ltd. outstanding as of March 10, 2016 (based on RR Media Ltd.’s annual report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 21, 2016).

The undersigned, Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), Rapac Communication & Infrastructure Ltd. (“Rapac”), Inter-Gamma Investment Company Ltd. (“Inter-Gamma”) and Tanhum Oren (collectively, the “Reporting Persons”), hereby file this Amendment No. 4 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on April 29, 2013, with respect to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of RR Media Ltd. (formally RRsat Global Communications Network Ltd.), an Israeli company (“RR Media”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 25, 2013, and Amendment No. 3 Filed by the Reporting Persons on December 5, 2013.  The Amendment amends and restates Items 1 through 7 of the Schedule 13D, as amended.

This Amendment No. 4 is being filed by the Reporting Persons to report, in addition to ongoing updates, the entry into a voting agreement, dated as of February 25, 2016, by and between each of Rapac and Del-Ta Engineering and SES Astra Services Europe SA (each a “SES Voting Agreement” and collectively, the “SES Voting Agreements”), with respect to all Ordinary Shares that are held by, or that may be acquired after execution of the SES Voting Agreements by, each of Rapac and Del-Ta Engineering (collectively, the “Subject Shares”), as described under Item 4. The entry by each of Rapac and Del-Ta Engineering into the SES Voting Agreement did not change the Reporting Persons’ percentage beneficial ownership of Ordinary Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share, of RR Media Ltd., an Israeli company.  The principal executive office of RR Media is located at RR Media Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

Item 2.	Identity and Background

(a)-(c)    Del-Ta Engineering is an Israeli company.  Del-Ta Engineering is a holding company principally engaged in the communications and the defense sectors.  The address of its principal office and principal place of business is P.O. Box 3805, Intergamma Building, Kfar Neter 40593, Israel.  As of the date of this schedule,  the name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 1 hereto and is incorporated herein by reference.

Rapac is an Israeli company.  Rapac is a holding company principally engaged in communications and infrastructure.  The address of its principal office and principal place of business is P.O. Box 3805, Intergamma Building, Kfar Neter 40593, Israel.  Rapac is publicly traded on the Tel Aviv Stock Exchange and, as of the date of this schedule, owns 100% of the shares of Del-Ta Engineering.  As of the date of this schedule, the name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 2 hereto and is incorporated herein by reference.

Inter-Gamma is an Israeli company.  Inter-Gamma is a holding company principally engaged in four sectors: communications and infrastructure, technology, imaging and real estate.  The address of its principal office and principal place of business is 16 Abba Even Blvd., Herzliya 46103, Israel.  Inter-Gamma is publicly traded on the Tel Aviv Stock Exchange and, as of the date of this schedule, owns 56.9% of the voting shares of Rapac.  As of the date of this schedule, the name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 3 hereto and is incorporated herein by reference.

Tanhum Oren is the principal shareholder of Inter-Gamma and the hairman of the board of directors of Inter-Gamma, the chairman of the board of directors of O.R.T. Technologies Ltd.,a director of Rapac, a director of Orpak Systems Ltd. and other companies in the Inter-Gamma group.  As of the date of this schedule, Mr. Oren owns 89.57% of the shares of Inter-Gamma.  The address of his principal office and principal place of business is 16 Abba Even Blvd., Herzliya 46103, Israel.

(d)-(e)    During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Del-Ta Engineering’s knowledge, none of the persons listed in Exhibit 1 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Rapac’s knowledge, none of the persons listed in Exhibit 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Inter-Gamma’s knowledge, none of the persons listed in Exhibit 3 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Tanhum Oren is an Israeli citizen.  The citizenship of each of the individuals listed in Exhibits 1, 2, 3 and 4 is set forth in such Exhibits and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 29, 2013, a copy of which is attached hereto as Exhibit 4.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares were acquired with the working capital of Del-Ta Engineering and Rapac, as applicable.

Item 4.	Purpose of Transaction

Del-Ta-Viola Shareholders Agreement

On April 17, 2013, Del-Ta Engineering and Viola P.E. GP Ltd. (or its designee) (“Viola”) entered into a shareholders agreement (the “Del-Ta-Viola Shareholders Agreement”) relating to their holdings in RR Media. The key terms of the Del-Ta-Viola Shareholders Agreement are as follows:

RR Media Board Designation – The parties agreed that each party thereto shall designate four directors to RR Media’s board of directors, one external director, and jointly agree on the identity of a third unaffiliated director, and vote their Ordinary Shares (including Ordinary Shares for which each party holds voting power) in favor of such designated nominees. The right of a party to the Del-Ta-Viola Shareholders Agreement to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 Ordinary Shares and more than 1,734,656 Ordinary Shares.

Appointment of Chairman – The parties agreed that the Chairman of RR Media’s board of directors will be elected out of the designated directors of the party holding a greater portion of RR Media's voting power, which initially was Del-Ta Engineering.  Viola shall obtain such appointment right if its voting power of RR Media’s exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to discretion of RR Media’s board of directors from time to time and to the extent permitted by applicable law, RR Media shall distribute to its shareholders, after the end of each calendar quarter, 50% of the net profit recorded in RR Media’s quarterly financial statements.

Allocation of Sales under Rule 144 and Registration Rights – The parties agreed on a mechanism for allocating the amount of Ordinary Shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended from time to time, and that the outstanding Registration Statement on Form F-3 shall be supplemented to include Viola as a selling shareholder, including in any new registration statement replacing the existing outstanding Registration Statement on Form F-3.

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of Ordinary Shares by the other party, other than purchases (i) purchases from specified permitted transferees or (ii) limited purchases of Ordinary Shares on the market up to 4% of RR Media's issued and outstanding capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the Del-Ta-Viola Shareholders Agreement if the other party holds less than 10% of the voting power of RR Media.

The foregoing summary of the Del-Ta-Viola Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement included as Exhibit 5 hereto and is incorporated herein by reference.

Pledge of Ordinary Shares

As of January 31, 2016, the following shares beneficially owned by the Reporting Persons are pledged as follows:

2,847,564 Ordinary Shares beneficially owned by Del-Ta Engineering are pledged in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac, to secure Rapac’s obligations pursuant to the bonds.

1,800,000 Ordinary Shares beneficially owned by Del-Ta Engineering are pledged in favor of Bank Igud of Israel Ltd. to secure outstanding loans of Rapac and its subsidiaries.

552,134 Ordinary Shares beneficially owned by Rapac are pledged in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

No voting or dispositive power is granted to any of the pledgees before default under the pledge agreements.

SES Voting Agreements

On February 25, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, SES Astra Services Europe SA, a Luxembourg corporation (“Parent”), Newbusinessco Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and SES S.A., a Luxembourg company, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). Each outstanding Ordinary Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be automatically converted into and represent the right to receive $13.291 in cash (the “Merger Consideration”). Each outstanding option, whether vested or unvested, to acquire one Ordinary Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions). Each outstanding restricted stock unit, or RSU, will be substituted for the right to receive the product of the Merger Consideration and the total number of shares subject to such RSU (subject to certain other provisions). In connection with the Merger Agreement, each of Rapac and Del-Ta Engineering entered into a SES Voting Agreement with Parent in order to induce Parent to enter into the Merger Agreement and consummate the Merger. In addition, and separately from Rapac and Del-Ta Engineering, Viola A.V. RRsat, another shareholder of the Issuer, entered into voting agreement with Parent on terms and conditions similar to those of the SES Voting Agreements.

The SES Voting Agreements require each of Rapac and Del-Ta Engineering, among others, to (a) attend meetings of the shareholders of the Issuer or otherwise cause the Subject Shares (as defined in the SES Voting Agreement) to be counted as present at meetings for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, the Subject Shares (i) in favor of the approval and adoption of the Merger, the Merger Agreement and any related proposal in furtherance thereof, (ii) against any action or agreement that is in opposition to the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of each of Rapac and Del-Ta Engineering contained in the SES Voting Agreements, and (iii) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction that could impede, interfere with, delay, postpone, discourage, frustrate the purposes of, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the SES Voting Agreements or the performance by the Issuer of its obligations under the Merger Agreement or by each of Rapac and Del-Ta Engineering of its obligations under the SES Voting Agreements.

The SES Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement (for any reason) in accordance with its terms, (ii) the Closing Date (as defined in the Merger Agreement) and (iii) the delivery of written notice by Parent to each of Rapac and Del-Ta Engineering of termination of the SES Voting Agreements. In addition, in the event the Merger Agreement is amended, without the prior written consent of each of Rapac and Del-Ta Engineering, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is materially adverse each of Rapac or Del-Ta Engineering or its shareholders (including, without limitation, with respect to the reduction of the Merger Consideration), then the obligations of each of Rapac and Del-Ta Engineering under the SES Voting Agreements shall be null and void.

The SES Voting Agreements contain additional customary provisions, including: (a) with minor exceptions (which are subject to the fulfillment of certain conditions), a prohibition upon each of Rapac’s and Del-Ta Engineering’s disposition of the Subject Shares to third parties for so long as the SES Voting Agreements are in effect; (b) a prohibition upon each of Rapac’s and Del-Ta Engineering’s solicitation of an Acquisition Proposal or making an Acquisition Proposal; and (c) customary representations and warranties of each of Rapac and Del-Ta Engineering.

Pursuant to the Merger Agreement, upon (and subject to) consummation of the Merger, in favor of which each of Rapac and Del-Ta Engineering has agreed to vote under the SES Voting Agreements, all of the Ordinary Shares held by the Reporting Persons will be automatically converted into and represent the right to receive the Merger Consideration. Upon the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Parent, and the Ordinary Shares will be (i) de-listed from the NASDAQ Global Select Market, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons and the other individuals referenced in Item 2 may, until consummation of the Merger, acquire additional Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions.

The foregoing summary of the SES Voting Agreements qualified in its entirety by reference to the full text of such agreements included as Exhibit 6 and 7 hereto and are incorporated herein by reference.

Share Dividend

On August 25, 2015, Del-Ta Engineering distributed a share dividend to Rapac in the total amount of 590,347 Ordinary Shares (the “Distribution”). The Distribution was taken into account in the calculation of holdings and other information provided herein.

Each of the Reporting Persons intends to continuously review its investment in RR Media, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of RR Media, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of RR Media owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, RR Media’s business and prospects, other developments concerning RR Media and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of RR Media.

Except as described in this Amendment, the Reporting Persons have no plans or proposals with respect to RR Media or its securities that relate to, or would result in, any of the transactions described in this Item 4 herein.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  The calculations included herein are based on a total of 17,401,131 Ordinary Shares outstanding as of March 10, 2016 (based on the Issuer’s annual report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 21, 2016).

Del-Ta Engineering directly beneficially owns 5,098,792 Ordinary Shares, representing approximately 29.3% of the outstanding Ordinary Shares.  Del-Ta Engineering disclaims beneficial ownership of the Ordinary Shares beneficially owned directly by the other Reporting Persons.

Del-Ta Engineering may be deemed: (A) to share voting power of 10,878,547 Ordinary Shares (comprised of 5,098,792 Ordinary Shares directly beneficially owned by Del-Ta Engineering and 5,779,755 Ordinary Shares beneficially owned by Viola A.V. RRsat’s (based on Viola A.V. RRsat’s Schedule 13-D/A No.4 as filed with the SEC on April 11, 2016)), representing approximately 62.51% of the outstanding Ordinary Shares, due to the board designation provisions to which such Ordinary Shares are subject in favor of Viola A.V. RRsat under the Del-Ta-Viola Shareholders Agreement; and (B) to share dispositive and voting power of 5,098,792 Ordinary Shares, directly beneficially owned by Del-Ta Engineering, representing approximately 29.3% of the outstanding Ordinary Shares, due to the disposition prohibitions and voting undertakings to which such Ordinary Shares are subject in favor of SES under the SES Voting Agreement (as described in Item 4 herein).

Rapac directly beneficially owns 841,575 Ordinary Shares, representing approximately 4.84% of the outstanding Ordinary Shares.  In addition, Rapac beneficially owns 100% of the outstanding shares of Del-Ta Engineering.  Rapac may be deemed to have shared dispositive and voting power of 5,940,367 Ordinary Shares, representing approximately 34.13% of the outstanding Ordinary Shares and to share voting power of 11,720,122 Ordinary Shares, representing approximately 67.4% of the outstanding Ordinary Shares as follows: (1) by reason of Rapac’s control over Del-Ta Engineering it may be deemed to: (A) beneficially own, and share the power to vote and dispose of, the 5,098,792 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing 29.3% of the outstanding Ordinary Shares, and (B) to share voting power of 10,878,547 Ordinary Shares, representing approximately 62.51% of the outstanding Ordinary Shares as described above, and (2) by reason of the SES Voting Agreement (as described in Item 4 herein), Rapac may be deemed to share dispositive and voting power of 841,575 Ordinary Shares, representing approximately 4.84% of the outstanding Ordinary Shares, due to the disposition prohibitions and voting undertakings to which such Ordinary Shares are subject in favor of SES under the SES Voting Agreement.

Inter-Gamma does not directly beneficially own any Ordinary Shares.  Inter-Gamma beneficially owns 56.9% of the voting power of Rapac. Inter-Gamma may be deemed to have shares dispositive and voting power of 5,940,367 Ordinary Shares, representing approximately 34.13% of the outstanding Ordinary Shares and to share voting power of 11,720,122 Ordinary Shares, representing approximately 67.4% of the outstanding Ordinary Shares by reason of Inter-Gamma’s control over Rapac.

Tanhum Oren does not directly beneficially own any Ordinary Shares.  Mr. Oren beneficially owns (i) 89.57% of the voting power of Inter-Gamma and (ii) 2.33% of the voting power of Rapac.  Mr. Oren may be deemed to have shared dispositive and voting power of 5,940,367 Ordinary Shares, representing approximately 34.13% of the outstanding Ordinary Shares and to share voting power of 11,720,122 Ordinary Shares, representing approximately 67.4% of the outstanding Ordinary Shares by reason of Mr. Oren’s control over Inter-Gamma.

Orly Felner-Hayardeny, a director of Rapac, beneficially owns 8,000 Ordinary Shares and has the sole power to vote and dispose of such shares.

Except as set forth herein, the filing of this Amendment shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act or for any other purpose, the beneficial owner of Ordinary Shares beneficially owned directly by any of the other Reporting Persons, and, except as set forth herein, each Reporting Person disclaims such beneficial ownership.

(c)          Except as described below, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

To the best of Del-Ta Engineering’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 1 during the past 60 days.

To the best of Rapac’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 2 during the past 60 days.

To the best of Inter-Gamma’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 3 during the past 60 days.

(d)          Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)             N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of RR Media.

The foregoing summary of the Del-Ta-Viola Shareholders Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 5 of this Amendment is incorporated herein by reference.

The foregoing summary of the SES Voting Agreement by and between each of Rapac and Del-Ta Engineering and SES Astra Services Europe SA set forth in Item 4 above and the full text of such agreement included as Exhibits 6 and 7 of this Amendment are incorporated herein by reference.

The foregoing translation to English of the original Hebrew documents of the pledge agreements set forth in Item 4 above and the full text of such agreement included as Exhibit 8 through 12 of this Amendment are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Name, business address and principal occupation of each director and executive officer of Del-Ta Engineering (incorporated herein by reference to Exhibit 2 to the Reporting Person’s Schedule 13D, Commission File No. 005-82408, filed on April 29, 2013)

Exhibit 2	Name, business address and principal occupation of each director and executive officer of Rapac +

Exhibit 3	Name, business address and principal occupation of each director and executive officer of Inter-Gamma +

Exhibit 4	Joint Filing Agreement, dated as of April 29, 2013 (incorporated herein by reference to Exhibit 5 to the Reporting Person’s Schedule 13D, Commission File No. 005-82408, filed on April 29, 2013)

Exhibit 5
Shareholders Agreement by and between Del-Ta Engineering Equipment Ltd. and Viola P.E. GP Ltd., dated April 17, 2013 (incorporated herein by reference to Exhibit 6 to the Reporting Person’s Schedule 13D, Commission File No. 005-82408, filed on April 29, 2013)

Exhibit 6	Voting Agreement, dated as of February 25, 2016, by and between Rapac and SES Astra Services Europe SA +

Exhibit 7	Voting Agreement, dated as of February 25, 2016, by and between Del-Ta Engineering and SES Astra Services Europe SA +

Exhibit 8	Third Party Pledge Agreement by and between Rapac and Strauss Lazar Trust Company (1992) Ltd., dated as June 30, 2013 + ∞

Exhibit 9	Pledge Agreement by and between Rapac and Strauss Lazar Trust Company (1992) Ltd., dated as of December 31, 2013+ ∞

Exhibit 10	Pledge Agreement by and between Rapac and Strauss Lazar Trust Company (1992) Ltd., dated as of August 25, 2015 + ∞

Exhibit 11	Pledge Agreement by and between Rapac and Strauss Lazar Trust Company (1992) Ltd., dated as of December 22, 2015+ ∞

Exhibit 12	Third Party Pledge Agreement by and between Rapac and Strauss Lazar Trust Company (1992) Ltd., dated as of December 22, 2015 + ∞

+	Filed herewith
∞	English translation of original Hebrew document

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016
DEL-TA ENGINEERING EQUIPMENT LTD. By: /s/ Roni Oren Roni Oren, Director

By: /s/ Haim Mazuz Haim Mazuz, Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ Yigal Berman Yigal Berman, Chairman of the Board of Directors

By: /s/ Roni Oren Roni Oren, Chief Executive Officer

INTER-GAMMA INVESTMENT COMPANY LTD. By: /s/ Tanhum Oren Tanhum Oren, Chairman of the Board of Directors

By: /s/ Yigal Berman Yigal Berman, Chief Executive Officer and Chief Financial Officer

TANHUM OREN /s/ Tanhum Oren Tanhum Oren